                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)1

                           BIGSTAR ENTERTAINMENT, INC.
                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                  089896104000
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                                 (CUSIP number)

                              ROBERT L. FROME, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 30, 2001
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /x /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

---------------------------------                   ----------------------------
CUSIP NO. 089896104000                    13D          Page 2 of 6 pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   BS ACQUISITION GROUP, LLC
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    887,200
 OWNED BY
    EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                887,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     887,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.15%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 089896104000                    13D          Page 3 of 6 pages
---------------------------------                   ----------------------------

     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   RUBEN AZRAK
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*
                     OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     NEW YORK
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    887,200
 OWNED BY
   EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                887,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     887,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.15%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                   ----------------------------
CUSIP NO. 089896104000                    13D          Page 4 of 6 pages
---------------------------------                   ----------------------------

            The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 3 amends the Schedule 13D as specifically set forth.

            Item 5 is amended and restated to read as follows:

            Item  5(a) The  aggregate  percentage  of  shares  of  Common  Stock reported  owned  by  the  Reporting  Persons  is  based  upon  7,956,116  shares outstanding,  which is the total number of shares of Common Stock outstanding as reported in the Issuer's  Amendment No. 1 to its  Quarterly  Report on Form 10-Q
for the fiscal quarter ended  September 30, 2001,  filed with the Securities and
Exchange Commission on November 15, 2001.

            Item  5(b) As of the close of  business  on  December  7,  2001,  BS beneficially  owned 887,200 shares of Common Stock,  constituting  approximately
11.15% of the shares outstanding. Mr. Azrak beneficially owned 887,200 shares of
Common Stock, constituting  approximately 11.15% of the shares outstanding.  Mr.
Azrak has sole voting and  dispositive  power with respect to the 887,200 shares owned by BS by virtue of his  authority to vote and dispose of such shares.  All of such shares were acquired in open-market transactions.

            Item 5(c) Schedule A annexed  hereto lists all the  transactions  in the Issuer's Common Stock during the past 60 days.

            Item 5(d) No person  other  than the  Reporting  Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

            Item 5(e) Not applicable.

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CUSIP NO. 089896104000                    13D          Page 5 of 6 pages
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                                   SIGNATURES
                                   ----------

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2001
                                        BS ACQUISITION GROUP, LLC

                                        By: /s/ Ruben Azrak
                                            ---------------------------------
                                            Ruben Azrak, Managing  Member

                                        /s/ Ruben Azrak
                                        -------------------------------
                                        Ruben Azrak

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CUSIP NO. 089896104000                    13D          Page 6 of 6 pages
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                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days
               --------------------------------------------------

                                         Price Per            Date of
Shares of Common Stock Sold               Share($)             Sale
---------------------------               --------             ----

                            BS Acquisition Group, LLC

           48,000                            .12              11/20/01
           30,000                            .11              11/30/01